Exhibit (a)(1)(x)

March 28, 2007

To:	Participants in the CareSave 401(k) Retirement Savings Plan
Re:	Tender Offer by CVS/Caremark Corporation

You are receiving this letter and the enclosed Instruction Form in connection with the offer by CVS/Caremark Corporation, a Delaware corporation, (“CVS/Caremark” or the “Company”) to tender up to 150,000,000 shares of its common stock, $.01 par value per share, for purchase by the Company at a price of $35 per share, without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase (the “Offer”) dated March 28, 2007.

The enclosed Offer describes the offer to tender in complete detail.

As you know, the CareSave 401(k) Retirement Savings Plan (“Plan”) at one time provided participants with the opportunity to invest in shares of Caremark Rx, Inc. (now CVS/Caremark) through the Caremark Stock Fund (now the CVS Stock Fund), which is now closed to new investments. The CVS Stock Fund is a “unitized” stock fund which consists primarily of shares of CVS stock (“CVS Shares”) plus an amount of cash intended to provide for liquidity. If a participant has invested his or her Plan account in the CVS Stock Fund, his or her Plan account is invested in CVS Stock Fund units which represent his or her interest in the underlying CVS Shares and cash.

As a participant in the Plan, you are entitled to instruct the Plan Trustee, Principal Trust Company (“Trustee”), as to whether you wish to have all, a portion or none of the CVS Shares represented by your interest in the CVS Stock Fund in the Plan tendered pursuant to the terms and subject to the conditions set forth in the enclosed Offer.

Ellen Philip Associates has been hired as tabulation agent for CVS Shares held in the Plan. To instruct the Trustee with respect to the CVS Shares represented by your interest in the CVS Stock Fund, please complete and sign the attached Instruction Form. Mail it in the enclosed Business Reply Envelope to Ellen Philip Associates, Inc. (“EPA”) at P.O. Box 1997, New York, NY, 10117-0024. Alternatively, you may enter your instructions on EPA’s website at https://www.tabulationsplus.com/cmxt or by calling 1-866-888-4039. All tender instructions will be held in strict confidence and, except as required by law, shall not be divulged to the Company or any other named fiduciary of the Plan.

If you wish to provide instructions to the Trustee, you must do so by 4:00 P.M., New York City time, on April 19, 2007 (which is three business days before the Offer is currently scheduled to expire), so that the Trustee may properly tender your CVS Shares represented by your interest in the CVS Stock Fund before the expiration date of the Offer. Please note that you may change or withdraw your instructions as often as you desire prior to 4:00 P.M., New York City time, on April 19, 2007. You may cancel an instruction submitted during this period by submitting a new instruction, by telephone or by Internet, using the unique control number included on the Instruction Form that was included with the package of Offer materials provided to you. To the extent EPA does not receive instructions from you as to whether to tender shares or not, the number of CVS Shares represented by your interest in the CVS Stock Fund will not be tendered.

Prior to 4:00 PM New York City time on April 19, 2007, participants may take distribution from, or transfer any portion of their account balances out of the CVS Stock Fund pursuant to the terms of the Plan. Please note that participants will not be able to take distributions from, or transfer any portion of their account balances out of, the CVS Stock Fund during the period beginning at 4:00 PM New York City time on April 19, 2007 and ending at the time tender instructions have been processed, but no later than 10:00 AM New York City time on April 23, 2007.

Instructions of all participants will be tabulated and an aggregate number of shares from the Plan equal to the number of shares to be tendered will be tendered. The Company will pay the purchase price for tendered shares promptly after the expiration of the tender offer period. However, in the event of proration, the Company does not expect to be able to announce the final results of the proration and commence payment for shares purchased until approximately five to seven business days after the end of the tender offer period. We refer to the period between the end of the tender offer period and the date of payment by the Company for tendered shares as “The Restricted Period”.

During the Restricted Period, the CVS Shares represented by the portion of a participant’s interest in the CVS Stock Fund that is instructed to be tendered will be transferred to the “CVS Tendered Stock Fund”. Participants will not be able to take distributions from, make contributions to, or transfer any portion of their account balances into or out of, the CVS Tendered Stock Fund. If the tender offer is completed, consideration paid by the Company for the tendered shares will be allocated to participants’ accounts and thereafter may be reinvested or distributed pursuant to the terms of the Plan. Such consideration will not be paid to participants directly. It will remain in the Plan and be invested according to your investment direction on file with the recordkeeper for the Plan, Principal Life Insurance Company. If no investment direction has been made, the proceeds will be invested in the default investment option, the Stable Value Pref FundA.

If the tender offer is not completed or if all shares tendered are not purchased by the Company, the CVS Shares represented by the participants’ interests or partial interests in the CVS Tendered Stock Fund will be transferred back to the CVS Stock Fund.

Note, even if you tender 100% of CVS Shares represented by your interest in the CVS Stock Fund in the Plan, a portion of your account will remain invested in the CVS Stock Fund. This portion will represent the applicable value of your account attributable to the cash portion of the CVS Stock Fund.

If you previously signed and returned a Letter of Transmittal in connection with CVS Shares held by you outside of your Plan account, you must still complete the enclosed Instruction Form and return it to Ellen Philip Associates in order to tender CVS Shares represented by your interest in the CVS Stock Fund in the Plan.

Sincerely,

Principal Trust Company

A

For more information about this investment option, including its full name, please visit The Principal Retirement Service Center at www.principal.com or call 1-800-547-7754 for assistance from a retirement specialist.